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RIVERSOURCE TAX-EXEMPT MONEY MARKET SERIES, INC.

EXHIBIT 77C

RESULTS OF MEETING OF SHAREHOLDERS

RIVERSOURCE TAX-EXEMPT MONEY MARKET FUND (THE FUND)
SPECIAL MEETING OF SHAREHOLDERS HELD ON MARCH 10, 2010
(UNAUDITED)

A brief description of the proposal voted upon at the meeting and the votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to the proposal is set forth below. A vote is based on total dollar interest in the Fund.

To approve an Agreement and Plan of Reorganization between the Fund and RiverSource Government Money Market Fund, Inc.

DOLLARS VOTED "FOR"   DOLLARS VOTED "AGAINST"    ABSTENTIONS    BROKER NON-VOTES
-------------------   -----------------------   -------------   ----------------
   38,677,510.717          2,852,240.011        1,252,882.826         0.00